Exhibit 99

From: Williams, Sarah [WilliamsS@pcaobus.org]
Sent: Thursday, January 29, 2009 1:39 PM
TO: Ernie Baugh (MHM PC)
Cc: Bill Hancock (CBIZ MHM); Stephen Schaefer (CBIZ Mahoney Cohen); Registration-Help
Subject: RE: Correspondence with PCAOB regarding MHM Mohoney Cohen CPAs name

Dear Mr. Baugh,

I have discussed this matter with SEC staff and they indicated the following:

We will accept a signature from the firm that indicates below the signature that it is the NY practice of Mayer Hoffman McCann, such as this:

MHM Mahoney Cohen, CPAs
(New York practice of Mayer Hoffman McCann P.C.)

I hope this is a satisfactory outcome for your firm. Feel free to contact me if you have further questions or concerns.

Sincerely,

Sarah J. Williams
Deputy Director, Registration

--------------------------------------------------------------------------------
From: Ernie Baugh (MHM PC) [mailto:EBaugh@MHM-PC.com]
Sent: Wednesday, January 28, 2009 9:23 AM
To: Williams, Sarah
Cc: Bill Hancock (CBIZ MHM); Stephen Schaefer (CBIZ Mahoney Cohen)
Subject: FW: Correspondence with PCAOB regarding MHM Mohoney Cohen CPAs name
Importance: High

Ms. Williams.

Thank you for returning my call this morning.

Attached you will find our letters to both the SEC and the PCAOB regarding the DBA name our firm will be using in New York subsequent to our acquisition of Mahoney Cohen & Company, CPA, P.C.

The individuals we have been discussing this with at the SEC are Gopl Dharia (202-551-3353) and Bob Patten (202-551-3804).

We appreciate your assistance in this matter.

Ernie Baugh
National Director - Professional Standards
Mayer Hoffman McCann P.C.
5708 Queen Aire Lane
Chattanooga, TN 37415
Direct: 423-870-0511

1 of 2                                                         2/18/2009 9:48 AM

[LOGO] | Mayer Hoffman McCann P.C.
       |
       | An Independent CPA Firm
       |
       | 11440 Tomahawk Creek Parkway
       | Leawood, Kansas 66211
       | 913-234-1900 ph
       | 913-234-1100 fx
       | www.mhm-pc.com

January 29, 2009

VIA FAX 202-772-9213

Ms. Louise Dorsey
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: MHM Mahoney Cohen CPAs, the New York Practice of Mayer Hoffman McCann P.C.

Dear Ms. Dorsey:

This letter is a follow-up to our telephone conversation on Thursday, January 29, 2008 regarding our previous correspondence dated January 10, 2009 with Mr. Dharia at the Securities and Exchange Commission regarding the MHM Mahoney Cohen CPAs name.

It is my understanding that the Securities and Exchange Commission will accept the signature of MHM Mahoney Cohen CPAs as long as under the signature it says the New York Practice of Mayer Hoffman McCann P.C.

If my understanding is not correct, please advise. Thank you for your assistance.

Very truly yours,

Mayer Hoffman McCann P.C.

/s/ William L. Hancock
--------------------------
By William L. Hancock, CPA
President

Cc: Ernie Baugh
    Steve Schaefer

[LOGO] | Mayer Hoffman McCann P.C.
       |
       | An Independent CPA Firm
       |
       | 11440 Tomahawk Creek Parkway
       | Leawood, Kansas 66211
       | 913-234-1900 ph
       | 913-234-1100 fx
       | www.mhm-pc.com

January 12, 2009

Mr. George Diacont
Director
Division of Registration and Inspections
Public Company Accounting Oversight Board
1666 K Street, N.W.
Washington, DC. 20006

Re: MHM Mahoney Cohen CPAs, the New York Practice of Mayer Hoffman McCann P.C.

Dear Mr. Diacont:

Mayer Hoffman McCann P.C. is a registered independent audit firm with the Public Company Oversight Board and has undergone two PCAOB inspections. The most recent PCAOB Inspection Report was issued December 22, 2008.

On December 31, 2008, Mayer Hoffman McCann P.C. acquired the attest practice of Mahoney Cohen & Company, CPA, P.C. which has been a registered independent audit firm with the PCAOB. On the same date, the owners of Mahoney Cohen & Company, CPA, P.C. became shareholders of Mayer Hoffman McCann P.C.

The New York state requirements do no permit the use of the legal name of our professional corporation, Mayer Hoffman McCann P.C., in practicing public accounting in New York State. For professional corporations to practice public accounting, such professional corporations are required to specify the Certified Public Accountants, CPAs or CPA in a dba (doing business as) name in New York. We understand this requirement is intended to reduce confusion for the public regarding professional corporations practicing public accounting, medical practices organized as professional corporations, and/or architectural/engineering professional corporations.

Since New York state requirements would require Mayer Hoffman McCann P.C. to use a name other than its full legal name for practicing in New York, a dba name was established for the New York practice of Mayer Hoffman McCann P.C. That name was "MHM Mahoney Cohen CPAs" as indicated on the enclosed document. We plan to utilize the "MHM Mahoney Cohen CPAs" name in SEC filings, with a reference that MHM Mahoney Cohen CPAs is the New York Practice of Mayer Hoffman McCann P.C. for a period not to exceed 18 months from the date of the December 31, 2008 transaction. Subsequently, we would plan on reverting back to a dba name of Mayer Hoffman McCann CPAs for the New York practice of Mayer Hoffman McCann P.C.

If you have any questions or need us to provide additional information to assist you regarding this matter, please contact the undersigned.

Very truly yours,

Mayer Hoffman McCann P.C.

/s/ William L. Hancock
--------------------------
By William L. Hancock, CPA
President

Enc.
Cc: Ernie Baugh
    Steve Schaefer
    Aram Kostoglian

                               STATE OF NEW YORK

                              DEPARTMENT OF STATE

      I hereby certify that the annexed copy has been compared with the original document in the custody of the Secretary of State and that the same is a true copy of said original.

                                STATE OF NEW YORK
                                     [SEAL]
                              DEPARTMENT OF STATE

WITNESS my hand and official seal of the Department of State, at the City of Albany, on December 8, 2008.

/s/ Paul LaPointe
---------------------------------
Paul LaPointe
Special Deputy Secretary of State

Rev. 06/07

                                 New York State
                              Department of State
                    Division of Corporations, State Records
                          and Uniform Commercial Code
                    One Commerce Plaza, 99 Washington Avenue
                                Albany, NY 12231
                           http://www.dos.state.ny.us

                                                                    081208000455

                            CERTIFICATE OF AMENDMENT
                                       OF

                           Mayer Hoffman McCann P.C.
--------------------------------------------------------------------------------
                      (Insert Name of Foreign Corporation)

               Under Section 1309 of the Business Corporation Law

FIRST: The name of the corporation as it appears on the Index of names in the Department of State is: Meyer Hoffman McCann P.C.

(Complete this paragraph only if the corporation has agreed to use a fictitious name in New York State.) The fictitious name the corporation has agreed to use in New York State is:

SECOND: The jurisdiction of incorporation of the corporation is: Missouri

THIRD: The date on which the corporation was authorized to do business in New York State is: February 3, 2003

FOURTH: The Application for Authority is amended as follows: (If the true name of the foreign corporation has been changed, set forth a statement that the change of name has been effected under the laws of the jurisdiction of incorporation and the date the change was so effected.

Paragraph First of the Application for Authority is amended to read in its entirety as follows:

First: The name of corporation is: Mayer Hoffman McCann P.C.

The fictitious name the corporation has agreed to use in New York State is: MHM Mahoney Cohen CPAs

DOS-1659 (Rev. 3/08)

Paragraph of the Application for Authority is amended to read in its entirety as follows:

                                                                    081208000455

William Hancock                         William Hancock
---------------                         ------------------
 (Signature)                             (Name of Signer)

                                        Shareholder
                                        ------------------
                                         (Title of Signer)

                                    [STAMP}
                               STATE OF NEW YORK
                              DEPARTMENT OF STATE
                              FILED DEC 08 2008
                              TAX $
                              BY: [ILLEGIBLE]
                                      NY

                                    DRAWDOWN
                                CONTINENTAL #04

                            CERTIFICATE OF AMENDMENT
                                       OF

                           Mayer Hoffman McCann P.C.
--------------------------------------------------------------------------------
                      (Insert Name of Foreign Corporation)

               Under Section 1309 of the Business Corporation Law

Filer's Name Vedder Price
Address 1633 Broadway, 47th Floor
City, State and Zip Code New York, NY 10019

NOTE: This form was prepared by the New York State Department of State. It does not contain all optional provisions under the law. You are not required to use this form. You may draft your own form or use forms available at legal stationery stores. The Department of State recommends that all documents be prepared under the guidance of an attorney. The certificate must be submitted with a $60 filing fee.

--------------------------------------------------------------------------------
For Office use only

[LOGO] | Mayer Hoffman McCann P.C.
       |
       | An Independent CPA Firm
       |
       | 11440 Tomahawk Creek Parkway
       | Leawood, Kansas 66211
       | 913-234-1900 ph
       | 913-234-1100 fx
       | www.mhm-pc.com

January 10, 2009

Mr. Gopa1 Dharia
Mail Stop #3720
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: MHM Mahoney Cohen CPAs, the New York Practice of Mayer Hoffman McCann P.C.

Dear Mr. Dharia:

This letter is a follow-up to our telephone conversation on Thursday, January 8, 2008 that included Steve Schaefer, Andrew Gragnani, Ernie Baugh and the undersigned, who are all shareholders in Mayer Hoffman McCann P.C. regarding the reference to MHM Mahoney Cohen CPAs in a recently filed Form 8-K.

Mayer Hoffman McCann P.C. is a registered independent audit firm with the Public Company Oversight Board and has undergone two PCAOB inspections. The most recent PCAOB Inspection Report was issued December 22, 2008.

On December 31, 2008, Mayer Hoffman McCann P.C. acquired the attest practice of Mahoney Cohen & Company, CPA, P.C. which has been a registered independent audit firm with the PCAOB. On the same date, the owners of Mahoney Cohen & Company, CPA, P.C. became shareholders of Mayer Hoffman McCann P.C.

The New York state requirements do no permit the use of the legal name of our professional corporation, Mayer Hoffman McCann P.C., in practicing public accounting in New York State. For professional corporations to practice public accounting, such professional corporations are required to specify the Certified Public Accountants, CPAs or CPA in a dba (doing business as) name in New York. We understand this requirement is intended to reduce confusion for the public regarding professional corporations practicing public accounting, medical practices organized as professional corporations, and/or architectural/engineering professional corporations.

Since New York state requirements would require Mayer Hoffman McCann P.C. to use a name other than its full legal name for practicing in New York, a dba name was established for the New York practice of Mayer Hoffman McCann P.C. That name was "MHM Mahoney Cohen CPAs" as indicated on the enclosed document. We plan to utilize the "MHM Mahoney Cohen CPAs" name in SEC filings, with a reference that MHM Mahoney Cohen CPAs is the New York Practice of Mayer Hoffman McCann P.C. for a period not to exceed 18 months from the date of the transaction. Subsequently, we would plan on reverting back to a dba name of Mayer Hoffman McCann CPAs for the New York practice of Mayer Hoffman McCann P.C.

If you have any further questions or need us to provide additional information to assist you regarding this matter, please contact me.

Very truly yours,

Mayer Hoffman McCann P.C.

/s/ William L. Hancock
--------------------------
By William L. Hancock, CPA
President

Enc.
Cc: Andrew Gragnani
    Ernie Baugh
    Steve Schaefer